
October 21, 2020

Chantel Ray Finch
President
CR Global Holdings, Inc.
2600 Barrett St
Virginia Beach, VA 23452

> **Re: CR Global Holdings, Inc.**
> **Draft Offering Statement on Form 1-A**
> **Submitted October 14, 2020**
> **CIK No. 0001828056**

Dear Ms. Finch:

Our initial review of your draft offering statement indicates that it fails in numerous material respects to comply with the requirements of Regulation A and Form 1-A.

More specifically, your offering statement fails to include interim balance sheet information as required pursuant to Section (b)(3)(B) of Part F/S and statements of cash flows and changes in stockholders' equity as required pursuant to Section (b)(4) of Part F/S. In this regard, we also note that the financial statements are not accompanied by financial statement footnote disclosure. We also note that signatures to your offering statement should be revised to conform to the format required by Form 1-A including indicating each capacity in which the offering statement is being signed.

We will provide more detailed comments relating to your draft offering statement following our review of a substantive amendment that addresses these deficiencies.

Please contact Ruairi Regan at 202-551-3269 with any questions.


Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction


cc: Clement Abrams, Esq.